04003235

BSD 3/4

CM 3/22

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orbitex Funds Distributors, Inc., dba Orbitex Funds Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Center, One Station Place, Suite 30
(No. and Street)

Stamford, CT 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Mitchell Appel
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich, LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue-3rd Floor, Norwalk, CT 06851-3832
(Address) (City) (State) (Zip Code)

PROCESSING MAR 01 2004 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

PS

OATH OR AFFIRMATION

I, Mitchell Appel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orbitex Funds Distributor, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X](o)Auditor's report on the study and evaluation of internal controls

KATHLEEN A. CARACAPPA
NOTARY PUBLIC
MY COMMISSION EXPIRES AUGUST 31, 2008

ORBITEX FUNDS DISTRIBUTOR, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH, D.C. 183 SECTION

TABLE OF CONTENTS

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SUSAN A. LEISHER, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Report of Independent Certified Public Accountant

The Board of Directors
Orbitex Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Orbitex Funds Distributor, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbitex Funds Distributor, Inc. as of December 31, 2003 and 2002, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Hofflich LLP

February 23, 2004

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

MEMBER OF DFK INTERNATIONAL WITH AFFILIATED OFFICES WORLDWIDE

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF FINANCIAL CONDITION

As of December 31,

	2003	2002
Assets		
Cash and cash equivalents	$ 208,026	$ 517,084
Trade commission receivables	58,000	551,333
Other receivables	46,918	0
Cash on deposit	0	100,000
Due from affiliate	0	38,841
Prepaid expenses	42,427	73,565
Total current assets	355,371	1,280,823
Property and equipment, net	0	68,735
Investment in nonmarketable securities	3,300	3,300
Total assets	$ 358,671	$ 1,352,858
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable	$ 145,325	$ 751,599
Accrued expenses payable	10,787	247,212
Total liabilities	156,112	998,811
Stockholder's equity		
Common stock ($0.01 par value, 10,000 shares authorized, issued and outstanding in 2003 and 2002)	100	100
Additional paid-in capital	174,900	74,900
Retained earnings	27,559	279,047
Total stockholder's equity	202,559	354,047
Total liabilities and stockholder's equity	$ 358,671	$ 1,352,858

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF INCOME

For the years ended December 31,

	2003	2002
Revenues	$ 2,174,760	$ 4,971,419
Expenses		
Commissions paid	1,327,719	966,256
Clearing fees	343,737	1,514,770
Compensation and benefits	411,155	306,329
Professional fees	25,778	1,106,874
Corporate overhead	10,000	150,000
Trading fees	0	83,165
Depreciation and amortization	19,173	7,887
Other expenses	288,011	687,540
Total expenses	2,425,573	4,822,821
Income (loss) from operations before income taxes	(250,813)	148,598
Income taxes	675	675
Net income (loss)	$ (251,488)	$ 147,923

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended December 31, 2003 and 2002

	Common Stock	Additional paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 100	$ 74,900	$ 131,124	$ 206,124
Net income	0	0	147,923	147,923
Balance, December 31, 2002	100	74,900	279,047	354,047
Contributed capital	0	100,000	0	100,000
Net loss	0	0	(251,488)	(251,488)
Balance, December 31, 2003	$ 100	$ 174,900	$ 27,559	$ 202,559

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (251,488)	$ 147,923
Depreciation and amortization	19,173	7,888
Net book value of property disposed of	29,562	0
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Proceeds from sale of property	20,000	0
(Increase) decrease in trade commissions receivables	493,333	(450,028)
(Increase) in other receivables	(46,918)	0
(Increase) decrease in cash on deposit	100,000	(100,000)
(Increase) decrease in prepaid expenses	31,138	(55,679)
Increase (decrease) in accrued expenses payable	(236,425)	244,623
(Increase) decrease in due from affiliates	38,841	(157,631)
Increase (decrease) in accounts payable	(606,274)	751,026
Net cash provided by (used in) operating activities	(409,058)	388,122
Net cash provided by (used in) investing activities:		
Purchase of property and equipment	0	(76,623)
Contributed capital	100,000	0
Net change in cash and cash equivalents	(309,058)	311,499
Cash and cash equivalents, as of January 1,	517,084	205,585
Cash and cash equivalents, as of December 31,	$ 208,026	$ 517,084

See accompanying notes.

ORBITEX FUNDS DISTRIBUTOR, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - ORGANIZATION

Orbitex Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Nebraska corporation that is wholly owned by Circle Trust Company ("CTC" or the "Parent"), a non-bank trust company organized under the laws of the State of Connecticut.

The Company's principal business activity for 2003 was to act as a wholesale distributor for the Saratoga Advantage Trust and performed hedge fund trading with various clients. The majority of revenues derived from the Saratoga Advantage Trust comprised of commissions income, substantially all of which was paid as commission expense.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

Throughout the year, the Company may maintain cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Corporation insures only the first $100,000 of funds at member banks.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition

Customer transactions and related commission income is recognized on the trade date.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is compiled using the straight line method.

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is included in the consolidated federal and combined state tax returns with related companies. Management expects the Company's income to be completely offset with other related companies' losses. Accordingly, no income taxes have been recorded in this financial statement, except state income taxes.

NOTE 3 - INVESTMENT IN UNMARKETABLE SECURITIES

The Company holds an investment in the securities of the NASD. The Company considers this an investment in nonliquid securities and accounts for the investment using the lower of cost or market value method.

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment-at cost, less accumulated depreciation as of December 31, 2003 and 2002:

	2003	2002
Computer hardware	$ 0	$ 51,057
Computer software	0	25,566
	0	76,623
Less, accumulated depreciation	0	(7,888)
Total property and equipment, net	$ 0	$ 68,735

The useful lives of property and equipment for purposes of computing depreciation are:

Computer hardware	2-3 years
Computer software	2 years

Depreciation expense charged to operations for the years ended December 31, 2003 and 2002 were $19,173 and $7,888, respectively.

During 2003, the Parent company purchased hardware from the Company in the amount of $20,000 at a gain of $3,710 and disposed of the remaining property and equipment at a loss of $33,272.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

The due from affiliate are advances to related companies and are on a non interest bearing basis.

Included in accounts payable was $0 and $28,164 from related companies as of December 31, 2003 and 2002, respectively.

ORBITEX FUNDS DISTRIBUTOR, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES (cont.)

Commission revenue includes $431,638 and $991,182 from related companies for the years ended December 31, 2003 and 2002, respectively.

Commission expense includes $236,633 and $113,840 from related parties for the years ended December 31, 2003 and 2002, respectively.

Professional fees include $900,000 of consulting fees from a related company in 2002. The related company provides services such as due diligence, compliance, market place research and analysis and others to the company.

The Company maintains its principal and general offices in the same location as CTC, its Parent company. Allocated overhead expense for the years ended December 31, 2003 and 2002 are $10,000 and $150,000, respectively, which were paid to the former parent of CTC.

During 2003, the Parent company contributed capital in the amount of $100,000.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined of $104,914 which was in excess of its required net capital of $25,000. As of December 31, 2003, the Company had a ratio of aggregate indebtedness to net capital of 1.49 to 1.

NOTE 7 - CLEARING AND DEPOSITORY OPERATIONS

The Company does not conduct clearing and depository operations of customers' securities transactions. The Company is exempt from the provisions of the United States Securities and Exchange Commission Rule 15c3-3, under Paragraph (k)(2)(ii), and is not responsible for compliance with Section 4(c) of Regulation T and the Board of Governors of the Federal Reserve System, because it does not clear transactions with and for customer accounts.

NOTE 8 - 401 (k) SAVINGS PLAN

In 2003 and 2002, the Company maintained through the former parent of CTC, a qualified or deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limitations. The Company may make discretionary matching contributions. Employer contributions were $2,512 and $1,450 for the years ended December 31, 2003 and 2002, respectively.

NOTE 8 - 401 (k) SAVINGS PLAN (cont.)

On October 1, 2003, the Company, through the parent company, adopted a new plan that is effective as of January 1, 2004. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to seventy-five percent of their annual compensation, as defined and subject to a maximum dollar amount determined from time to time by the Internal Revenue Service. Employees are generally eligible following the latter of attainment of age 18 or the completion of three months of credited service. The parent company may match and contribute an amount to be defined before the end of each plan year and based on employee contributions. In addition the parent company may make a discretionary contribution to all participants. The matching contributions fully vest to employees after four years of credited service.

SUPPLEMENTARY INFORMATION

Independent Auditors' Report on
Internal Accounting Control Required by SEC Rule 17a-5

In planning and performing our audits of the financial statements and supplemental schedules of Orbitex Funds Distributor, Inc. ("the Company"), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the "SEC" above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other that these specified parties.

Schwartz & Hofflich LLP

February 23, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Orbitex Funds Distributor, Inc. | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-49442 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 208,026 [200]		$ 208,026 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	58,000 [290]		58,000 [800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants ▾9		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Sport commodities		[430]		$ [850]
8. Securities owned not readily marketable:				
A. At Cost ▾8	$ 3,300 [130]	0 [440]	$ 3,300 [610]	3,300 [860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160] ▾10	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value		▾12	[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670] ▾14	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		0 [520]	46,918 [710]	
D. Miscellaneous ▾11		0 [530]	42,427 [720]	89,345 [930]
16. TOTAL ASSETS		$ 266,026 [540] ▾13	$ 92,645 [740]	$ 358,671 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-Including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	145,325 [1170]		145,325 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	10,787 [1190]		10,787 [1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 156,112 [1230]	$ [1450]	$ 156,112 [1760]

Ownership Equity			Total
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			28 100 [1792]
C. Additional paid-in capital			174,900 [1793]
D. Retained earnings			27,559 [1794]
E. Total			[1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 202,559 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 358,671 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Orbitex Funds Distributor, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 202,559	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			202,559	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 202,559	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 92,645	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460]		3580		
	number of items [3470]				
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(92,645)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 109,914	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(5,000)	3740
10.	Net Capital			$ 104,914	3750

OMIT PENNIES

Reconciliation of Net Capital differences between Focus Report and Annual Audited Report.

Net Capital, as reported in Focus Report	$ 48,273
Difference	
(1) Decreased in Accrued expenses	56,641
Net Capital, as reported in Audit	$104,914

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/03

Orbitex Funds Distributor, Inc.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14. Excess net capital (line 10 less 13)	$	79,914	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	89,303	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	156,112	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	156,112	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	1.49	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of:			
A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Orbitex Funds Distributor, Inc.** as of 12/31/03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities